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As filed with the Securities and Exchange Commission on October 31, 2003

Registration No.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Clinical Intelligence, Inc.
(Name of small business issuer in its charter)

Delaware	7200	84-1585421
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1629 York Street, Suite 102
Denver, Colorado 80206, (303) 388-8586
(Address and telephone number of principal executive offices)

1629 York Street, Suite 102
Denver, Colorado 80206, (303) 388-8586
(Address of principal place of business or intended principal place of business)

Mr. Edward H. Hawkins
Clinical Intelligence, Inc.
1629 York Street
Suite 102
Denver, Colorado 80206
(303) 388-8586
(Name, address and telephone number of agent for service)

Please send copies of all correspondence to:

Kevin W. Johnson, Esq.
Holland & Hart LLP
555 17th Street
Suite 3200
Denver, Colorado 80202
(303) 295-8000

Approximate date of proposed sale to the public:
As soon as practicable after the Registration Statement becomes effective.

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Dollar Amount to Be Registered	Proposed Offering Price Per Share*	Proposed Maximum Aggregate Offering Price*	Amount of Registration Fee

Common Stock, $.001 par value	$1,225,000.00	$1.00	$1,225,000.00	$99.11

TOTAL	$1,225,000.00		$1,225,000.00	$99.11

*
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

        The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

        Disclosure alternative used (check one): Alternative 1 ☒; Alternative 2 ☐

        The information contained herein is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold until the registration statement is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PART I—Narrative Information Required in Prospectus

Item 2. Significant Parties.

        List the full names and business and residential addresses, as applicable, for the following persons:

(1)	The issuer's directors:
	John Pither	Woodcourt, Trout Rise, Loudwater Rickmansworth, Herts WD2 4JS, UK
	Robert Side	3859 Lefran Road, RR#2 Cobble Hill, BC VOR 1LO, CANADA
	Edward H. Hawkins	1629 York Street, Suite 102 Denver, Colorado 80206
	Gerald H. Trumbule	1629 York Street, Suite 102 Denver, Colorado 80206
(2)	The issuer's officers:
	Robert Side (President)	3859 Lefran Road, RR#2 Cobble Hill, BC VOR 1LO, CANADA
	Edward H. Hawkins (Secretary)	1629 York Street, Suite 102 Denver, Colorado 80206
	Gerald H. Trumbule (Treasurer)	1629 York Street, Suite 102 Denver, Colorado 80206
(3)
The issuer's general partners:

The issuer is a corporation and, accordingly, has no general partners.

(4)
Record owners of 5 percent or more of any class of the issuer's equity securities:

The following are owners of record of five percent or more of our outstanding shares of common stock.

Name of Record Owner	Shares Owned of Record	Percent of Class Before Offering/After Offering*
Cobra Enterprises Limited 54-58 Athol St Douglas, Isle of Man LM1 1JD British Isles	100,000	10.81%	0%
Robert Side 3859 Lefran Road, RR#2 Cobble Hill, BC VOR 1LO CANADA	107,500	11.62%	0%
Edward H Hawkins 1629 York Street, Suite 102 Denver, Colorado 80206	502,500	54.32%	0%

*
Based upon 925,000 shares of our common stock issued and outstanding as of the date of this prospectus. We have no issued or outstanding preferred stock.

(5)
Beneficial owners of 5 percent or more of any class of the issuer's equity securities:

Name of Beneficial Owner	Shares Owned of Record		Percent of Class Before Offering/After Offering*
Cobra Enterprises Limited 54-58 Athol St Douglas, Isle of Man LM1 1JD British Isles	100,000		10.81%	0%
Robert Side 3859 Lefran Road, RR#2 Cobble Hill, BC VOR 1LO CANADA	112,500	†	12.16%	0%
Edward H Hawkins 1629 York Street, Suite 102 Denver, Colorado 80206	502,500		54.32%	0%

*
Based upon 925,000 shares of our common stock issued and outstanding as of the date of this prospectus. We have no issued or outstanding preferred stock.

†
5,000 of which shares are held in the name of Wai Kwan Alice Hung, the wife of Mr. Side.

(6)
Promoters of the issuer:

        Messrs. John Pither, Chairman of the Board, Robert Side, President and a director, Gerald Trumbule, Treasurer and a director and Edward Hawkins, Corporate Secretary and a director, may be deemed to be our promoters, as that term is defined in the Securities Act of 1933, as amended, or the Securities Act.

(7)
Affiliates of the issuer:

        Messrs. John Pither, Chairman of the Board, Robert Side, President and a director, Gerald Trumbule, Treasurer and a director, Edward Hawkins, Corporate Secretary and a director and Cobra Enterprises Limited may be deemed to be our affiliates, as that term is defined in the Securities Act.

(8)
Counsel to the issuer with respect to the proposed offering:

  Holland & Hart LLP, 555 Seventeenth Street, Suite 3200, Denver, Colorado 80202.

(9)
Each underwriter with respect to the proposed offering:

        We do not have an underwriter for this offering. The shares offered by us hereby will be sold only by our officers and directors, and the named selling shareholders may make their own arrangements to sell their shares.

(10)
The underwriter's directors:

  Not applicable.

(11)
The underwriter's officers:

  Not applicable.

(12)
The underwriter's general partners:

  Not applicable.

(13)
Counsel to the underwriter:

  Not applicable.

Item 3. Relationship with Issuer of Experts Named in Registration Statement.

        Not applicable

Item 4. Selling Security Holders.

        The following table indicates the name of each selling shareholder, any material relationship he, she or it has had with us since our inception on May 18, 2000, the number and percentage of shares of common stock owned by the selling shareholder prior to this offering, the number of shares being offered for sale by the selling shareholder and the number of shares of common stock and the percentage of the total shares of common stock outstanding that will be held if all shares offered are sold.

Selling Shareholder	Relationship to Company	Shares Owned Prior to Offering	Percent	Shares Owned Being Offered	Shares Owned After Offering
Anne Pither	N/A	2,500	*	2,500	0
Cameron Tough	N/A	2,500	*	2,500	0
Derek Thurlow	N/A	2,500	*	2,500	0
Edna Stone	N/A	2,500	*	2,500	0
Gabriella Monika Bond	N/A	2,500	*	2,500	0
Gary John Pither	N/A	2,500	*	2,500	0
Greg Caswill	N/A	2,500	*	2.500	0
Harold Bloom	N/A	2,500	*	2,500	0
Joan McNeely	N/A	2,500	*	2,500	0
Joanne Forst	N/A	2,500	*	2,500	0
John R Hawkins	N/A	2,500	*	2,500	0
Julian Bell	N/A	2,500	*	2,500	0
June Bloom	N/A	2,500	*	2,500	0
Katharine Horne	N/A	2,500	*	2,500	0
Kim Elisabeth Pither	N/A	2,500	*	2,500	0
Lesley McNeely	N/A	2,500	*	2,500	0
Louis Bloom	N/A	2,500	*	2,500	0
Mary Sheehan	N/A	2,500	*	2,500	0
Michael Stone	N/A	2,500	*	2,500	0
Natalie Vogel	N/A	2,500	*	2,500	0
Nick Marchant Lane	N/A	2,500	*	2,500	0
Patricia Manning	N/A	2,500	*	2,500	0
Richard Mason	N/A	2,500	*	2,500	0
Ross McNeely	N/A	2,500	*	2,500	0
Stephen Landy	N/A	2,500	*	2,500	0
Steven Edward Pither	N/A	2,500	*	2,500	0
Virginia Dean	N/A	2,500	*	2,500	0
Dick Towner	N/A	5,000	*	5,000	0
Gerald H Trumbule	Treasurer/Director	5,000	*	5,000	0
Wai Kwan Alice Hung	N/A	5,000	*	5,000	0
Alastair Tough	N/A	7,500	*	7,500	0
Albert Stone	N/A	7,500	*	7,500	0
Colin Bond	N/A	7,500	*	7,500	0
David Horne	N/A	7,500	*	7,500	0
John Pither	Director	7,500	*	7,500	0
Michael McNeely	N/A	7,500	*	7,500	0
Rene Vogel	N/A	7,500	*	7,500	0
G. Anthony Mulhall	N/A	40,000	4.32%	40,000	0
Gerald A Mulhall	N/A	40,000	4.32%	40,000	0
Cobra Enterprises Limited	N/A	100,000	10.81%	100,000	0
Robert Side	President/Director	107,500	11.62%	107,500	0
Edward H Hawkins	Secretary/Director	502,500	54.32%	502,500	0
Offering				100,000	0
TOTAL		925,000	100.00%	1,025,000	0

*—Less than 1%

Item 5. Changes in and Disagreements with Accountants.

        Not applicable.

Item 6. Disclosure of Commission Position on Indemnification for Securities Act Liabilities.

        Under Delaware law and pursuant to our Certificate of Incorporation and Bylaws, we may indemnify our officers and directors for various expenses and damages resulting from their acting in these capacities. Article X of our Certificate of Incorporation provides that we will indemnify our officers and directors to the fullest extent permitted by Delaware law. Section 145 of Delaware General Corporate Law provides for the indemnification by a corporation of any person made or threatened to be made a party to an action or proceeding, by reason of the fact that such person was a director, officer, employee or agent of the corporation, against expenses including attorneys' fees, judgments and amounts paid in settlement actually and reasonably incurred by or on behalf of such person in connection with the action or proceeding if the person acted in good faith, in a manner such person reasonably believed to be in and not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. Reference is made to Section 145 of the Delaware General Corporate Law for a full statement of these indemnification rights.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our officers or directors pursuant to those provisions, we have been advised by our counsel that, in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

Clinical Intelligence, Inc.

(Exact name of Company as set forth in Charter)

Type of securities offered:	Shares of common stock, $.001 par value per share
Maximum number of securities offered:	1,225,000 shares of common stock
Minimum number of securities offered:	N/A
Price per security:	$1.00
Total proceeds:	If maximum sold: $1,225,000* If minimum sold: N/A

*
Only $300,000 of such proceeds may be received by the issuer.
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? ☐ Yes ☒ No

If yes, what percent is commission of price to public? Not applicable. (See Item 9)

Is there other compensation to selling agent(s)? ☐ Yes ☒ No

Is there a finder's fee or similar payment to any person? ☐ Yes ☒ No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? ☐ Yes ☒ No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of Clinical Intelligence or individuals? ☐ Yes ☒ No (see Question No. 25)

Is transfer of the securities restricted? ☐ Yes ☒ No (See Question No. 25)

        INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE PAGE 13 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

        IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY PROSPECTUS OR SELLING LITERATURE.

Clinical Intelligence Inc.

  ☐ Has never conducted operations.
  ☒ Is in the development stage.
  ☒ Is currently conducting operations.
  ☐ Has shown a profit in the last fiscal year.
  ☐ Other (Specify):

                (Check at least one, as appropriate)

        This offering has been registered for offer and sale in the following states:

State	State File No.	Effective Date
Colorado

        Until                        , 2003 (90 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        THIS PROSPECTUS CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS PROSPECTUS.

        This Prospectus, together with Financial Statements and other Attachments, consists of a total 51 pages.

THE COMPANY

  1.
  Exact corporate name: Clinical Intelligence Inc.

  State and date of incorporation: Delaware, July 24, 2003

  Street address of principal office: 1629 York Street, Suite 102, Denver, Colorado 80206

  Company telephone number: (303) 388-8586.

  Fiscal year: June 30.

  Person(s) to contact at Company with respect to offering: Mr. Edward H Hawkins, Corporate Secretary.

  Telephone number (if different from above): Same as above.

RISK FACTORS

        2.     List in the order of importance the factors that Clinical Intelligence considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or that otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

Risk Factors Related to Our Business

We are a development-stage company with limited prior business operations and we may not be able to establish ourselves as a going concern.    We have had limited activities to date upon which an evaluation of our performance may be made. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered in connection with the establishment of a new business. We cannot assure you that we can successfully design or implement our business plan, or that we will be profitable in the future. To date we have not made a profit in our business and we cannot assure you that we will be profitable in the future.

Since inception, we have realized limited revenues and earnings, and we may not be able to achieve profitable operations in the future.    In order to avoid losses and negative cash flow in the future, we must:

  •
  Hire a sales force within the next 6 months;

  •
  Hire an installation and maintenance team within the next 6 months; and

  •
  Sell a sufficient number of software packages per quarter.

        If we are unable to achieve these milestones, we will not be profitable, and we may lose our license from Acquired Intelligence, Inc.

We have limited assets and working capital and minimal shareholders' equity and, if our financial condition does not improve, we will cease operations and our shareholders will lose their entire investment.    We have issued 925,000 shares of common stock to forty two shareholders including Robert Side, our President, Edward Hawkins, our Corporate Secretary, Alastair Tough, our former Treasurer, and John Pither, our non-executive Chairman of the Board for an aggregate of $20,580.00 in cash. We do not expect to continue in operation, without an infusion of capital, after the expiration of one year from the date of this prospectus. The proceeds of this offering cover in part our initial expenditures related to establishing the company and conducting this offering. Additional financing, whether by debt or equity, will be necessary in order to implement our business plan. We have no arrangements for any additional financing, and it is uncertain whether we can obtain such financing on acceptable terms, if at all. Any issuance of additional shares of equity at a lower price will dilute the beneficial ownership of existing holders of common stock. Any preferred stock issued by us may have rights in regard to dividends, liquidation or other matters senior to the common stock.

We may not succeed in establishing the ACQUIRE® and ACQUIRE®-SDK (software development kit) brands.    Our business plan is entirely dependent on selling ACQUIRE® and ACQUIRE®-SDK. Collectively, our management has limited experience selling similar software. In addition, our management provides services to us on a part-time basis for no compensation. These factors could limit the successful design and implementation of our marketing plan. If the marketing plan is not successful and we are unable to develop a sufficient number of customers, our operations and revenues will be adversely affected.

Because our executive officers and directors are our only employees, devote only a portion of their time to our business, receive no compensation and are not bound by employment agreements, we may not be able to achieve profitability or maintain our operations with the limited time commitment of these individuals and our operations will be adversely impacted if they terminate their relationship with us.    We believe that our success depends upon the continued services of our senior management team, particularly Robert Side, Chief Executive Officer, Gerald Trumbule, Treasurer, John Pither, Chairman and Edward Hawkins, Secretary. Because our executive officers and directors are our only employees, devote only a portion of their time to our business, receive no compensation and are not bound by employment agreements, we may not be able to achieve profitability or maintain our operations with the limited time commitment of these individuals. Experienced management personnel with a background in, and knowledge about, development software are difficult to hire. We have no key man life insurance at this time for our management, although we may purchase this type of insurance regarding these four individuals in the future. The loss of the services of any senior management member or other key employees with extensive knowledge about our industry could adversely affect our operations and thereby our financial condition and operating results.

Our expansion depends on our ability to identify, attract, hire, train, retain and motivate highly skilled technical, managerial, sales and marketing personnel. Competition for this type of personnel is intense, and we may not be able to hire or retain sufficient qualified personnel. Any delay in filling these positions could adversely impact our manufacturing schedule, revenues and cash flow.

Technological changes in the industry for which we sell products could affect the price and competitiveness of the software we sell.    The software we sell is technologically advanced. Because we are a sales and maintenance company only, we spend no time on research and development of products. Instead, we license the software we sell from Acquired Intelligence, Inc., or Acquired Intelligence. If Acquired Intelligence fails to respond to technological developments and enhancements in its software, our sales business could be adversely affected.

Our business depends to a substantial degree on the continued relationship with Acquired Intelligence.    The products we sell are covered by a license agreement with Acquired Intelligence. If we do not comply with the licensing agreement, we would have to cease selling these products, which could materially impair our business. The license may be terminated by Acquired Intelligence if, among other things, we fail to secure appropriate financing, fail to pay the license fees or fail to achieve our specified sales performance targets. For more information regarding the terms of the license, see page 14.

Concentration of voting power.    Upon the conclusion of this offering, if our directors and officers do not sell the shares they hold currently, they will own approximately 52% of the outstanding common stock. Accordingly, the directors and officers will have sufficient votes to determine the persons who are elected to our Board of Directors and the outcome of matters presented to shareholders for their approval.

We may be unable to adequately protect or enforce our intellectual property rights.    We will rely on trade secret law to protect our intellectual property. These laws afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized persons may attempt to copy aspects of our web site, including the look and feel of our web site, sales mechanics or to obtain and use information that we regard as proprietary, such as the technology used to operate our web site and our content. We have not filed an application to secure registration for our trademark, "Clinical Intelligence," in the United States or any other country. Any encroachment upon our proprietary information, the unauthorized use of our trademark, the use of a similar name by a competing company or a lawsuit initiated against us for our infringement upon another company's proprietary information or improper use of their trademark, may affect our ability to create brand name recognition, cause customer confusion and/or have a detrimental effect on our business.

Third parties may also claim infringement by us with respect to past, current or future technologies.    Generally our license agreement requires Acquired Intelligence to indemnify us against losses, claims, damages, judgments, liabilities, or expenses resulting from claims that the software infringes a registered Canadian copyright or patent. However, there are certain circumstances under which we would be required to indemnify Acquired Intelligence, including without limitation, for:

  •
  any action taken or permitted to be taken by Acquired Intelligence in good faith in reliance upon instructions, orders or information received from us in connection with the license agreement;

  •
  any use of all or any part of the software in a manner not expressly authorized by the license agreement;

  •
  any alteration or modification of all or any part of the software by us; or

  •
  physical harm to persons or tangible personal property and real property caused by our negligence or willful misconduct.

Any claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements. These royalty or licensing agreements might not be available on terms acceptable to us or at all.

Furthermore, no precautions have been taken to preclude claims by prior employees for conversion or theft of trade secrets, know-how or other proprietary information by our employees.

We anticipate that a significant portion of our customer base will be foreign.    Because we anticipate having a significant percentage of foreign customers, our operations may be materially affected by:

  •
  foreign government regulations;

  •
  foreign laws and regulations related to the protection and enforcement of intellectual property rights;

  •
  foreign exchange control regulations;

  •
  import/export restrictions;

  •
  foreign economic instability;

  •
  political instability;

  •
  adverse exchange movement of the U.S. dollar versus other currencies; and

  •
  tariffs, trade barriers and other trade restrictions by the U.S. government or foreign governments on products or components shipped from or to foreign sources.

Risk Factors Related to This Offering

The offering price and number of company shares being offered was arbitrarily determined.    The price of the shares and number of shares being offered hereby has been arbitrarily determined by the Board of Directors. The price of the shares is not based on expected return on investment or independent appraisal of the value of Clinical Intelligence. Shareholders may be unable to resell their shares at or above the price paid for them in this offering.

There is no guarantee that additional funds will be available to us when we need them and, if financing is unavailable, we may need to dramatically change our business plan, sell or merge our business or face bankruptcy.    Based on our current projections, we will need to raise additional funds within one year from the date of this prospectus. There is no guarantee that we will be able to raise the funds that are necessary to maintain our business for the following year. We cannot be certain that additional capital will be available to us on favorable terms when required, or at all. If this additional financing is not available to us, we may need to dramatically change our business plan, sell or merge our business or enter bankruptcy.

New investors in our common stock will experience immediate and substantial dilution.    The initial public offering price will be substantially higher than the book value per share of our common stock. Investors purchasing common stock in this offering will, therefore, incur immediate dilution of $0.74 in net tangible book value per share of common stock, based on the initial public offering price of $1.00 per share. Any additional issuances of shares will increase the dilution to investors.

There is no public market for our common stock and, if a public market fails to develop or be sustained, then purchasers of our shares may be unable to sell, and therefore lose the funds paid for, the shares of common stock.    There is no public market for our common stock and there is no assurance that a public market will develop or, if developed, that it will be sustained. Many brokerage firms may not effect transactions in our securities because they are not listed and many lending institutions may not permit their use as collateral for loans. The common stock will be traded, if at all, in the "pink sheets" maintained by members of the National Association of Securities Dealers, Inc., and possibly on the OTC Bulletin Board. Generally, stocks traded in this manner have low sales volumes. We will not satisfy the requirements either for being quoted on the National Association of Securities Dealers' Automated Quotations System or for listing on any national securities exchange. Accordingly, until we qualify for NASDAQ or listing on an exchange, any trading market that may develop for the common stock is not expected to qualify as an "established trading market" as that term is defined in Securities and Exchange Commission regulations, and is expected to be substantially illiquid.

Our stock price will fluctuate, which may result in substantial losses for investors.    The trading price of our shares of common stock will fluctuate once trading commences, if ever. The fluctuation of the stock price could result in substantial losses for investors. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include:

  •
  Quarterly variations in operating results;

  •
  Announcements by us or our competitors of new product and service offerings, significant contracts, acquisitions or strategic relationships;

  •
  Publicity about our company, our products and services or our competitors;

  •
  Additions or departures of key personnel;

  •
  Any future sales of our common stock; and

  •
  Stock market price and volume fluctuations of publicly-traded companies in general and software-related companies in particular.

The trading prices of technology-related companies have been especially volatile. Shareholders may be unable to resell their shares of common stock at or above the price paid for them.

Sales of substantial amounts of our shares by insiders may depress our stock price.    A total of 925,000 shares of common stock are held by our current shareholders. This includes: 112,500 shares of common stock beneficially owned by our President, Robert Side; 502,500 shares of common stock beneficially owned by our Corporate Secretary, Edward Hawkins; 17,500 shares of common stock beneficially owned by our Chairman of the Board, John Pither; and 5,000 shares of common stock beneficially owned by our Treasurer, Gerald Trumbule. Sales of a substantial number of shares of our common stock could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock. On the date of this prospectus, we will have 925,000 shares of common stock outstanding that may be resold immediately in the public market.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this prospectus potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

        3.     With respect to the business of Clinical Intelligence and its properties:

          (a)   Describe in detail what business Clinical Intelligence does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

  Business

        On November 1, 2002, we acquired a license to market and sell the ACQUIRE® and ACQUIRE®-SDK software from the licensor, Acquired Intelligence. Acquired Intelligence is a Canadian corporation headquartered in Victoria, British Columbia. Its business is the creation, design and implementation of computer programs and platforms associated with technology commonly referred to as "artificial intelligence." Additional information regarding Acquired Intelligence may be found at its website, www.aiinc.ca. The license we acquired was formerly owned by EZ Natural Limited which relinquished rights, title, and interest to us with concurrent approval of the licensor and the payment from us to EZ Natural Limited in the amount of US$10,000.00 less the rights in $2,865 of receivables due EZ Natural Limited that we subsequently collected. Our license from Acquired Intelligence provides us with a perpetual, exclusive, transferable, world-wide license to use, display, market, promote, distribute, and sublicense the ACQUIRE® and ACQUIRE®-SDK software in accordance with the terms of the license agreement. To retain the license, we must pay annual license fees to Acquired Intelligence and achieve performance goals that we specify. We are also required to indemnify Acquired Intelligence for, among other things:

  •
  any action taken or permitted to be taken by Acquired Intelligence in good faith in reliance upon instructions, orders or information received from us in connection with the license agreement;

  •
  any use of all or any part of the software in a manner not expressly authorized by the license agreement;

  •
  any alteration or modification of all or any part of the software by us; or

  •
  physical harm to persons or tangible personal property and real property caused by our negligence or willful misconduct.

The license may be terminated by Acquired Intelligence if, among other reasons, we fail to secure adequate funding by November, 2004, we fail to pay our license fees or we fail to achieve our specified sales performance targets. This software is protected by Canadian and international copyright laws, multilateral and bilateral agreements and international treaties. We may request modifications to the software, but Acquired Intelligence is not required to make any modifications. Any modifications made on our behalf will be pursuant to a separate agreement negotiated with Acquired Intelligence.

        We intend to market and sell the ACQUIRE® and ACQUIRE®-SDK software, as permitted by our license. We also intend to provide installation and user training and support services. Although the software we will sell has been sold previously by Acquired Intelligence and EZ Natural Limited, we have conducted no sales, installation or training services to date.

  Product

        The software that we are licensed to sell, ACQUIRE® and its software development kit ACQUIRE®-SDK, is a software package that helps a layperson build expert system applications. Its knowledge acquisition system helps the user construct a knowledge base of existing expertise while its inference engine lets others use that knowledge. The resulting, self-designed application interacts with users to gather information about their situation, applies rules from the knowledge-base, and delivers answers.

        This two part structure results in two important features of expert systems:

        1.     It allows the system to be modified, updated and expanded more readily than traditional programs, making it easier to keep the system current with changes in the field, or with changes in users' requirements, and

        2.     It allows the system to provide an explanation of the reasoning behind its conclusions which is necessary to provide the credibility and confidence that people require before routinely accepting its advice.

        A knowledge acquisition system is a computer program which allows the user to store expertise necessary for a knowledge-base without the assistance of a knowledge engineer. Typically in the development of an expert system application, knowledge acquisition is conducted manually by a knowledge engineer who guides the domain expert through a series of question and answer sessions and/or observed problem-solving sessions to build the knowledge base. This is a long and arduous process.

        ACQUIRE® follows a different approach to knowledge acquisition. It helps the domain expert create a knowledge base directly, bypassing the role of the knowledge engineer by providing a step-by-step methodology that users can follow to acquire and represent their knowledge in an expert system application. ACQUIRE® handles the knowledge engineering function, allowing the users to focus on structuring their knowledge and expertise.

        In operation, expert systems can fill a number of functions:

as a librarian	helping people find, organize and interpret information required to carry out a task;
as an advisor	embodying and sharing specialized expertise needed by others;
as an instructor	helping others to learn a task;
as an assistant	taking care of routine tasks to free up time for more interesting and demanding aspects of the work.

          (b)   Describe how these products or services are to be produced or rendered and how and when Clinical Intelligence intends to carry out its activities. If Clinical Intelligence plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of Clinical Intelligence, and the estimated amount. If Clinical Intelligence is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

        We are a distributor of software products produced by and that we have licensed from Acquired Intelligence. Our business is entirely dependent on products and our license from Acquired Intelligence, which is described in greater detail in Item 3(a) above. The software products, ACQUIRE® and ACQUIRE®-SDK, are produced in saleable form by Acquired Intelligence. We distribute the products to customers through the Internet. Evaluation versions of the products are available as internet downloads. The evaluation versions are self terminating in the event that the evaluation customer does not purchase the product. Purchase of the product is mediated through the internet as well. Upon receipt of payment or purchase order the customer receives a software key, via the internet, to unlock the complete product(s) and download such products for subsequent use on the customer's system.

        We are in the process of forming a sales force to market the products we sell. We are also developing a team to provide installation and user training and support services. We expect to have a three-member sales team and a three-member support team by March 2004. Current sales, installation and support services are being provided by Acquired Intelligence pursuant to our agreement with them.

          (c)   Describe the industry in which Clinical Intelligence is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

        Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for Clinical Intelligence's products or services, or the formula for determining prices, and how these prices compare with those of competitor's products or services, including a description of any variations in product or service features. Name the principal competitors that Clinical Intelligence has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of Clinical Intelligence's competitors in the area of competition in which Clinical Intelligence is or will be operating. State why Clinical Intelligence believes it can effectively compete with these and other companies in its area of competition.

        We have not done extensive analysis of the artificial intelligence industry. We believe the industry has not yet gained the cohesiveness of other computer based industries, and trends in the industry are difficult to predict. We believe the trend in the artificial intelligence and computer industry is for expansion rather than contraction. The computer has long been used to store and correlate information in data banks and there are many computer programs which accommodate and enhance the installation and retrieval of stored information. Programs which utilize the technology of artificial intelligence can be determined to become more prolific in the future as the computer industry becomes more complex. These programs offer, to varying degrees, the ability to place vast amounts of information and knowledge into a computer program platform and upon request render various amounts of judgments and knowledge-based answers to posed questions. The management of the Company believes that the demand for these knowledge based programs will increase in the coming years and many programs will be adapted to many industries which find the need for knowledge storage and retrieval based upon artificial (non-human) interpretation and decisions. We believe that the business of writing computer programs based on platforms which will accommodate artificial intelligence will expand and grow.

        Our business is the distribution of a single family of products, the ACQUIRE® and ACQUIRE®-SDK software, developed, produced and licensed to us by Acquired Intelligence. The market for products like these is intensely competitive and subject to rapid technological change. We expect the intensity of competition to increase in the future. Increased competition is likely to result in price reductions and reduced gross margins, either of which could reduce our future revenues or earnings, if any.

        ACQUIRE® and ACQUIRE®-SDK are Web development tools for expert system applications development and deployment and are sold internationally. ACQUIRE® and ACQUIRE®-SDK have been sold in 36 countries spanning six continents by the licensor, Acquired Intelligence, and sold in 7 countries under the current license arrangement that we have with Acquired Intelligence:

Western Europe	Asia	North America
Denmark	China	Canada
England	Hong Kong	Mexico
Finland	India	United States of America
France	Korea	Pacific
Germany	Malaysia	Australia
Greece	Singapore	Fiji
Italy	Sri Lanka	New Zealand
Netherlands	Thailand	Philippines
Portugal	South America	Eastern Europe
Scotland	Brazil	Czech Republic
Spain	Chile	Romania
Sweden	Ecuador	Slovakia
Switzerland	Middle East	Africa
Turkey	Israel	South Africa

        North America and Europe are the largest markets for the ACQUIRE® and ACQUIRE®-SDK software products and North America is the largest market for ACQUIRE® and ACQUIRE®-SDK application development contracts. These customers for ACQUIRE® and ACQUIRE®-SDK span a broad array of business sectors: medicine; chemical; electrical power generation; gas distribution; oil exploration; space; semi-conductor; atomic energy; etc. Our current focus is expansion of the international market for ACQUIRE® and ACQUIRE®-SDK and for application development contracts.

        Current competitors selling similar products include:

Company	Product	Price
AI Developers Inc.	EZ-Xpert 2.2		$1,995
Amzi Inc.	KnowledgeWright Professional KnowledgeWright Enterprise	$ $	2,500 10,000
Exsys Inc.	CORVID single developer license and 20 user run time		$15,995
The Haley Enterprise Inc.	Agent OCX for Windows		$495
Rule Machine Corporation	Visual Rule Studio Professional Visual Rule Studio Enterprise Visual Rule Studio Server	$ $ $	495 995 5,995
Fair, Isaac & Co. NYSE:FIC	Blaze Advisor Developer license Deployment license	$ $	25,000 150,000
Softlaw Corporation ASX: SLCPA	Statute Expert Developer license Statute Expert run time per user	$ $	12,000 225
Expert Solutions International Formula Systems NASDAQ:FORTY	Logist Single developer license Run time license (200-250 users)	$ $	7,500 150,000
Explore Reasoning Systems Inc.	KB agent end user license KB agent developers license KB agent end user site license KB agent developers site license	$ $ $ $	5,000 10,000 30,000 50,000

        Many of our competitors have greater resources and broader customer relationships than we do. In addition, many of these competitors have extensive knowledge of our industry. Current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to offer a single solution and increase the ability of their products to address customer needs. In addition, other software companies may decide to enter this field in the future.

        Historically ACQUIRE® sold for $995. The complete set of tools was sold for a total of $1,990. This price was significantly below the major competing products. Once our marketing plan is finalized, the two products, ACQUIRE® and ACQUIRE®-SDK, are expected to be sold as a single product priced at approximately $5,000. This will bring our pricing more into line with our competitors. Our pricing advantage will come from the fact that our license agreement enables users to use ACQUIRE® and ACQUIRE®-SDK, in various applications without further licensing expense. Each may be used by purchasers as an all-purpose analytical tool. This pricing strategy distinguishes us from our competitors who generally require additional fees for the development of different applications of their software.

        In addition to having competitive prices for the products we sell, we intend to provide installation and user training and support services. We will attempt to distinguish ourselves from our competition based on both price and customer service.

        (d)   Describe specifically the marketing strategy Clinical Intelligence is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for Clinical Intelligence to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of Clinical Intelligence's sales. Describe any major existing sales contracts.

        Historically, ACQUIRE® and ACQUIRE®-SDK have been marketed passively through a product web site. Our sales and marketing team will be employed to market ACQUIRE® and ACQUIRE®-SDK through a combination of trade show presentations and aggressive promotion of a product web site through the leading search engines. Leads will be developed and closed through our sales and marketing team, with the final product delivery and receipt of payment being mediated through the product web site. We have not developed the Clinical Intelligence web site that we intend to use in our marketing campaign. We have not conducted any formal market studies.

        We will require some time to finalize our sales and marketing plan and hire our sales and marketing team. During this period, in order to maintain contact with existing clients and maximize revenue, Acquired Intelligence, the licensor, has agreed to provide ongoing sales and marketing services on our behalf on a commission basis. We expect to have our own sales force in place by March, 2004.

        Acquired Intelligence will complete the sales transactions, collect the monies for clients and remit sales reports and monies due to us. A commission of 40% of the software product sales price minus any bank charges or third party commissions will be charged to us. Training and maintenance agreements are sold separately from the software. For sales of software training, Acquired Intelligence will make all the necessary arrangements with the client, conduct the training session(s) and charge us a commission of 80% of the training price minus any bank charges or third party commissions. For sales of software maintenance agreements, Acquired Intelligence will make all the necessary arrangements with the client, conduct the maintenance and support services and charge us a commission of 80% of the maintenance and support agreement price minus any bank charges or third party commissions.

        During this period all application development contracts that are negotiated with clients will be exclusive to Acquired Intelligence with no amounts being remitted to us.

        The following table illustrates the amounts owing to each party for the various products being sold:

Product to be sold:	Due to Licensor	Due to Licensee
	(AII):	(CII):
Software product sale	40%	60%
Training session sale	80%	20%
Maintenance and support agreement sale	80%	20%
Application development contract sale	100%	0%

        As determined by mutual agreement of Acquired Intelligence and us, once we have secured adequate funding, finalized our sales and marketing plan and built our initial sales and marketing team, we have agreed to continuing our working relationship as follows:

Product to be sold:	Due to Licensor	Due to Licensee
	(AII)	(CII)
Software product sale	0%	100%
Training session sale	67%	33%
Maintenance and support agreement sale	90%	10%
Application development contract sale	85%	15%

        There are no customers that account for or will account for a major portion of our sales.

        (e)   State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date. Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If Clinical Intelligence's sales are seasonal or cyclical, explain.

        We have no backlog as of October 15, 2003, and we had no backlog as of October 15, 2002.

        (f)    State the number of Clinical Intelligence's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operation, administrative, etc.) Clinical Intelligence will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If Clinical Intelligence employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements Clinical Intelligence has or will have with its employees.

        Robert Side, Gerald Trumbule, John Pither and Edward Hawkins, our executive officers and directors, are our only employees currently. We anticipate the employment of four additional individuals within the next twelve months: three salespeople and a receptionist. All of our employees work in a part-time capacity and none receive any compensation for their services. We have no employment agreements with any of our current employees, offer no benefits, and we do not have any type of incentive compensation structure in place. None of our employees are subject to a collective bargaining agreement.

        (g)   Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that Clinical Intelligence owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties Clinical Intelligence intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

        Our principle property is a license for the ACQUIRE® and ACQUIRE®-SDK computer technology. This license was granted by Acquired Intelligence, as described in greater detail on page 14. We do not own or lease any real property. We intend to purchase computers and other general office equipment in the future.

        (h)   Indicate the extent to which Clinical Intelligence operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by Clinical Intelligence for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

        Our operations depend on our license for the ACQUIRE® and ACQUIRE®-SDK software products. We rely solely on Acquired Intelligence for intellectual property protection of ACQUIRE® and ACQUIRE®-SDK. Acquired Intelligence owns all proprietary and intellectual property rights in and to the software that we license from it, including all modifications, enhancements and improvements. Our license from Acquired Intelligence provides us with a perpetual, exclusive, transferable, world-wide license to use, display, market, promote, distribute, and sublicense the ACQUIRE® and ACQUIRE®-SDK software in accordance with the terms of the license agreement. To retain the license, we must pay annual license fees to Acquired Intelligence and achieve specified performance goals. We are also required to indemnify Acquired Intelligence for, among other things:

  •
  any action taken or permitted to be taken by Acquired Intelligence in good faith in reliance upon instructions, orders or information received from us in connection with the license agreement;

  •
  any use of all or any part of the software in a manner not expressly authorized by the license agreement;

  •
  any alteration or modification of all or any part of the software by us; or

  •
  physical harm to persons or tangible personal property and real property caused by our negligence or willful misconduct.

The license may be terminated by Acquired Intelligence if, among other reasons, we fail to secure adequate funding by November 2004, we fail to pay our license fees or we fail to achieve our specified sales performance targets. This software is protected by Canadian and international copyright laws, multilateral and bilateral agreements and international treaties. We may request modifications to the software, but Acquired Intelligence is not required to make any modifications. Any modifications made on our behalf will be pursuant to a separate agreement negotiated with Acquired Intelligence.

        We have taken no steps to protect intellectual property, nor have we required our employees to enter confidentiality agreements, covenants-not-to-compete or the like.

        We have not conducted any research or development, nor do we intend to conduct research or development in the future.

        (i)    If Clinical Intelligence's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon Clinical Intelligence. Not applicable.

        (j)    State the names of any subsidiaries of Clinical Intelligence, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

        We have no subsidiaries.

        (k)   Summarize the material events in the development of Clinical Intelligence (including any material mergers or acquisitions) during the past five years, or for whatever lesser period Clinical Intelligence has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If Clinical Intelligence has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this prospectus accordingly).

        We were formed on May 18, 2000, and re-incorporated in Delaware on July 24, 2003. During the period from May 18, 2000 to March 31, 2003, we raised our initial capital. We acquired the license to ACQUIRE® and ACQUIRE®-SDK in November, 2002. We do not have any current intentions of merging, acquiring another company, or recapitalizing.

        4(a) If Clinical Intelligence was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur, or the milestones which in management's opinion Clinical Intelligence must or should reach in order for Clinical Intelligence to become profitable, and indicate the expected manner of occurrence or the expected method by which Clinical Intelligence will achieve the milestones.

        In order to become fully operational and profitable, we must achieve each of the milestones described below.

Event or Milestone	Expected manner of occurrence of method of achievement	Date or number of months after receipt of proceeds when should be accomplished
Raise capital	Pursuant to this registration statement	November, 2003
Develop a commercially viable marketing plan	Management planning	Within 3 months of effective date of registration statement
Market the ACQUIRE® and ACQUIRE®-SDK brand names and our proposed training and support services	Through anticipated sales force	March, 2004
Develop and enhance our proposed marketing strategy so that our sales targets are met	Through efforts and analysis of management and sales force	Ongoing

        We will pursue these steps with the funds raised pursuant to this registration statement as well as additional funds, if any, that we raise from sales of shares of common stock or other equity or debt financing.

        (b)   State the probable consequences to Clinical Intelligence of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon Clinical Intelligence's liquidity in view of Clinical Intelligence's then anticipated level of operating costs. (See Questions No. 11 and 12)

        Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delay or failure of achievement in making an investment decision.

        The probable consequences to us of delays in achieving each of the milestones listed in Item 4(a) above is that we will likely continue to incur operating and net losses during the period of the delays, and the rate at which we incur these losses may increase. Any delays are expected to have an adverse effect on our liquidity because we intend to increase our costs and expenses substantially as we hire our sales people, increase our sales and marketing activities, purchase computers and general office equipment, increase our general and administrative functions to support our growing operations, and complete and further develop our marketing strategy. In addition, because our license requires that we achieve certain performance targets that we set for ourselves, we could lose our license from Acquired Intelligence. In the event that we are unable to implement our business plan and/or continue as a going concern because of the realization of continuing losses, we may need to dramatically change our business plan, sell or merge our business or face bankruptcy.

        If, at any time, management determines that implementation of our business plan is unsuccessful, we will explore all available alternatives, including a possible change in our business plan, sale of our business, merger, acquisition or other business combination with another company or, if unavoidable, bankruptcy filing. However, even if we are achieving the milestones required in order for us to become profitable, we intend to consider any attractive business opportunity presented to us, including, but not limited to, the sale of our business to a larger company or a joint venture, merger or other business combination with a small or mid-sized company. As of the date of this prospectus, we have no present intent to change our business plan, sell our business or merge with or acquire another company.

OFFERING PRICE FACTORS

        If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

        5.     What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

        Total ($104) $0.0002 per share)

        The company has had after tax earnings (losses) of ($942) from the date of inception to the end of the last fiscal year 12/31/2002.

        Since inception, we have had a net loss ($10,440 ($0.03 per share) for the period from 5/18/2000 (inception), to 6/30/2003.

        6.     If Clinical Intelligence had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

        Not applicable

        7(a) What is the net tangible book value of Clinical Intelligence? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

        The net tangible book value is $11,790 ($0.013 per share)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

        The shares previously sold constituted "seed capital" and therefore such shares were sold at price considerably less that the price of shares offered hereby. Following our initial raising of seed capital, we acquired a license from Acquired Intelligence which is the basis for our business. The acquisition of this license increased the value of our company.

        (b)   State the dates on which Clinical Intelligence sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to Clinical Intelligence at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

Date of Sale	Selling Shareholders	Relationship to Company	Number of Shares	Price Per Share	Consideration
January 17, 2003	Cobra Enterprises Limited	N/A	100,000	$0.03	$3,000.00
February 25, 2003	Gerald H Trumbule	N/A	2,500	$0.03	$75.00
March 4, 2003	G. Anthony Mulhall	N/A	40,000	$0.026	$1,040.00
March 7, 2003	Anne Pither	N/A	2,500	$0.026	$65.00
March 7, 2003	Cameron Tough	N/A	2,500	$0.026	$65.00
March 7, 2003	Derek Thurlow	N/A	2,500	$0.026	$65.00
March 7, 2003	Edna Stone	N/A	2,500	$0.026	$65.00
March 7, 2003	Gabriella Monika Bond	N/A	2,500	$0.026	$65.00
March 7, 2003	Gary John Pither	N/A	2,500	$0.026	$65.00
March 7, 2003	Gerald H Trumbule	N/A	2,500	$0.026	$65.00
March 7, 2003	Greg Caswill	N/A	2,500	$0.026	$65.00
March 7, 2003	Harold Bloom	N/A	2,500	$0.026	$65.00
March 7, 2003	Joan McNeely	N/A	2,500	$0.026	$65.00
March 7, 2003	Joanne Forst	N/A	2,500	$0.026	$65.00
March 7, 2003	Julian Bell	N/A	2,500	$0.026	$65.00
March 7, 2003	June Bloom	N/A	2,500	$0.026	$65.00
March 7, 2003	Katharine Horne	N/A	2,500	$0.026	$65.00
March 7, 2003	Kim Elisabeth Pither	N/A	2,500	$0.026	$65.00
March 7, 2003	Lesley McNeely	N/A	2,500	$0.026	$65.00
March 7, 2003	Louis Bloom	N/A	2,500	$0.026	$65.00
March 7, 2003	Mary Sheehan	N/A	2,500	$0.026	$65.00
March 7, 2003	Michael Stone	N/A	2,500	$0.026	$65.00
March 7, 2003	Natalie Vogel	N/A	2,500	$0.026	$65.00
March 7, 2003	Nick Marchant Lane	N/A	2,500	$0.026	$65.00
March 7, 2003	Richard Mason	N/A	2,500	$0.026	$65.00
March 7, 2003	Ross McNeely	N/A	2,500	$0.026	$65.00
March 7, 2003	Stephen Landy	N/A	2,500	$0.026	$65.00
March 7, 2003	Steven Edward Pither	N/A	2,500	$0.026	$65.00
March 7, 2003	Dick Towner	N/A	5,000	$0.026	$130.00
March 7, 2003	Wai Kwan Alice Hung	N/A	5,000	$0.026	$130.00
March 7, 2003	Alastair Tough	Treasurer	7,500	$0.026	$195.00
March 7, 2003	Albert Stone	N/A	7,500	$0.026	$195.00
March 7, 2003	Colin Bond	N/A	7,500	$0.026	$195.00
March 7, 2003	David Horne	N/A	7,500	$0.026	$195.00
March 7, 2003	John Pither	Director	7,500	$0.026	$195.00
March 7, 2003	Michael McNeely	N/A	7,500	$0.026	$195.00
March 7, 2003	Rene Vogel	N/A	7,500	$0.026	$195.00
March 7, 2003	Robert Side	President/Director	107,500	$0.026	$2,795.00
March 24, 2003	Gerald A. Mulhall	N/A	40,000	$0.250	$10,000.00
March 27, 2003	Virginia Dean	N/A	2,500	$0.026	$65.00
March 27, 2003	John R Hawkins	N/A	2,500	$0.026	$65.00
March 31, 2003	Patricia Manning	N/A	2,500	$0.026	$65.00

			422,500		$20,355.00

        8(a) What percentage of the outstanding shares of Clinical Intelligence will the investors in this offering have? (Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

        If the maximum is sold: 100%

        If the minimum is sold: N/A

        This prospectus relates to an aggregate of 1,225,000 shares of common stock that may be offered and sold by us and, from time to time, by the named selling shareholders or their successors in interest.

        (b)   What post-offering value is management implicitly attributing to the entire company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

        If the maximum is sold: $1,225,000*

        If the minimum is sold: N/A*

        See the response to Item 8(a) above.

        (For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

        * These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculations. The type and amount of convertible or other securities thus eliminated would be: N/A. These values also assume an increase in cash in the Company by an amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: N/A.

        Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of Clinical Intelligence's development.

USE OF PROCEEDS

        9(a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount	If Maximum Sold Amount
	%	%
Total Proceeds	$ N/A	$300,000
Less: Offering Expenses
Commissions & Finders Fees
Legal & Accounting
Copying & Advertising		$20,000
Other (Specify):
Net Proceeds from Offering
Use of Net Proceeds
Start-Up Costs		8,500
Bank Charges		197
Future Officer and Director
Compensation		70,650
Future Staff Salaries, Benefits & Bonuses		76,000
Travel and Marketing		80,000
Office Expenses		3,784
Office Telephone, Fax, etc.		2,340
Hardware and Software		4,400
Professional Fees		18,000
Contracted Services		10,000
Working Capital		6,129
Total Use of Net Proceeds		280,000

        (b)   If there is no minimum amount of proceeds that must be raised before Clinical Intelligence may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

        If we receive less than the maximum amount of proceeds from this offering, our priority will be to pay for our general office expenses and expenses related to this offering. After paying such expenses, remaining funds will go towards travel and marketing expenses.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of Clinical Intelligence's business and operations, would be adequate.

        10(a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

        Not applicable.

        (b)   If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

        Not applicable.

        (c)   If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of Clinical Intelligence or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to Clinical Intelligence, the method followed in determining the cost, and any profit to such persons.

        Not applicable.

        (d)   If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

        Not applicable.

        11.   Indicate whether Clinical Intelligence is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring Clinical Intelligence to make payments. Indicate if a significant amount of Clinical Intelligence's trade payables have not been paid within the stated trade term. State whether Clinical Intelligence is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate Clinical Intelligence's plans to resolve any such problems.

        If this offering is successful, we do not anticipate having cash flow or liquidity problems within the next 12 months.

        We are not a party to or the maker of any note, loan, lease or other indebtedness or financing arrangement requiring us to make payments. Our trade payables have been paid within the stated trade term. We are not subject to any unsatisfied judgments, liens or settlement obligations.

        12.   Indicate whether proceeds from this offering will satisfy Clinical Intelligence's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

        We expect the proceeds of this offering will be sufficient to operate the company for the next twelve months. We have no current intention of pursuing other sources of funds. It is likely that we will offer additional equity in the near term.

CAPITALIZATION

        13.   Indicate the capitalization of Clinical Intelligence as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

CAPITALIZATION

	30-Jun-03	Maximum*
Amount of Common Stock Outstanding As of:	925,000	1,225,000
Debt:	$0.00	$0.00
Short-term debt (average interest rate 0%)	Not applicable	Not applicable
Long-term debt (average interest rate 0%)	Not applicable	Not applicable
Total debt	$0.00	$0.00
Stockholders' equity (deficit):	$17,340	$290,485
Preferred stock—par or state value (by class of preferred in order of preferences)	$0.00	$0.001
Common stock—par or stated value	$925	$1,225
Additional paid in capital	$26,855.00	$299,700
Retained earnings (deficit)	$(10,440)	$(10,440)
Total stockholders equity	$17,340	$290,485
Total capitalization	$17,340	$290,485

*
This prospectus relates to an aggregate of 1,225,000 including 925,000 shares of common stock that may be offered and sold from time to time by the selling shareholders or their successors in interest.

        Number of preferred shares authorized: 10,000,000 shares, $.001 par value per share.

        Number of common shares authorized: 100,000,000 shares, $.001 par value per share.

        Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: Not applicable.

DESCRIPTION OF SECURITIES

        14.   The securities being offered hereby are:

  ☒
  Common stock
  ☐
  Preferred or preference stock
  ☐
  Notes or debentures
  ☐
  Units of two or more types of securities composed of:
  ☐
  Other:

        15.   These securities have:

Yes	No
☐	☒	Cumulative voting rights
☐	☒	Other special voting rights
☐	☒	Preemptive rights to purchase in new issues of shares
☐	☒	Preference as to dividends or interest
☐	☒	Preference upon liquidation
☐	☒	Other special rights or preferences (specify):

        Explain: not applicable.

        16.   Are the securities convertible?          ☐ Yes ☒ No

        If so, state conversion price or formula.

        Date when conversion becomes effective: —/—/— Not applicable.

        Date when conversion expires: —/—/— Not applicable.

        17(a) If securities are notes or other types of debt securities:

          (1)   What is the interest rate? -0-% Not applicable.

        If interest rate is variable or multiple rates, describe: not applicable.

          (2)   What is the maturity date: —/—/— Not applicable.

        If serial maturity dates, describe: not applicable.

          (3)   Is there a mandatory sinking fund? ☐ Yes ☒ No    Not applicable.

        Describe: not applicable.

          (4)   Is there a trust indenture? ☐ Yes ☒ No    Not applicable.

        Name, address and telephone number of trustee. Not applicable.

          (5)   Are the securities callable or subject to redemption?

        ☐ Yes ☒ No    Not applicable.

        Describe, including redemption prices: not applicable.

          (6)   Are the securities collateralized by real or personal property?

        ☐ Yes ☒ No    Describe: not applicable.

          (7)   If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination. Not applicable.

        How much currently outstanding indebtedness of Clinical Intelligence is senior to the securities in right of payment of interest or principal? $-0- Not applicable.

        How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $-0- Not applicable.

        How much indebtedness is junior (subordinated) to the securities? $-0- Not applicable.

        (b)   If notes or other types of debt securities are being offered and Clinical Intelligence had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

        Not applicable.

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that Clinical Intelligence's liquidity at any given time will permit payment of debt service requirements to be timely made. See Questions No. 11. and 12. See also the Financial Statements and especially the Statement of Cash Flows.

        18.   If securities are preference or preferred stock: Not applicable.

        Are unpaid dividends cumulative? ☐ Yes ☒ No

        Are securities callable? ☐ Yes ☒ No

        Explain: Not applicable.

Note: Attach to this Prospectus copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of preferred or preference stock, notes or other securities being offered.

        Not applicable.

        19.   If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

        There are no restrictions on dividends under loan or other financing arrangements or otherwise. It is highly unlikely that we will pay dividends on the common stock in the foreseeable future.

        20.   Current amount of assets available for payment of dividends (if deficit must be first made up, show deficit in parenthesis): $-0-

PLAN OF DISTRIBUTION

        21.   The selling agents (that is, the persons selling the securities as agent for Clinical Intelligence for a commission or other compensation) in this offering are:

        We do not have an underwriter for this offering. The shares offered by us hereby will be sold only by our officers and directors.

        In offering the shares of common stock, the selling shareholders and any broker-dealers and any other participating broker-dealers that execute sales for the selling shareholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with the sales. Furthermore any profits realized by the selling shareholders and the compensation of the broker-dealers may be deemed to be underwriting discounts and commissions. In addition, any shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

        The public offering of the common stock by the selling shareholders will terminate on the date on which all shares of common stock offered pursuant to this prospectus have been sold by the selling shareholders, or on the earlier date on which we file a post-effective amendment that de-registers all shares of common stock then remaining unsold.

        To the extent required at the time a particular offer of common stock by the selling shareholders is made, a supplement to this prospectus will be distributed that will set forth:

  •
  The number of shares of common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents;

  •
  The purchase price paid by any underwriter for shares of common stock purchased from the selling shareholders;

  •
  Any discounts, commissions and other items constituting compensation from the selling shareholders; and

  •
  Any discounts, commissions or concessions allowed or re-allowed to dealers, including the proposed selling price to the public.

        Clinical Intelligence will not receive any of the proceeds from the sale of shares of common stock by the selling shareholders.

        22.   Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Prospectus. Also indicate whether Clinical Intelligence will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

        Not applicable. See item 21 above.

        23.   Describe any material relationships between any of the selling agents or finders and Clinical Intelligence or its management.

        Not applicable. See the response to Item 21 above.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and Clinical Intelligence, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

        24.   If this offering is not made through selling agents, the names of persons at Clinical Intelligence through which this offering is being made:

The 300,000 shares offered hereby by us will be sold only by our officers and directors:

  John Pither
  Robert Side
  Gerald Trumbule
  Edward Hawkins

The 925,000 shares being offered by the selling security holders may be sold by such security holders as they may determine.

        25.   If this offering is limited to a special group, such as employees of Clinical Intelligence, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

        There are no limitations on the types of persons who may purchase shares of common stock from us, the selling shareholders or their successors in interest.

        Will the certificates bear a legend notifying holders of such restrictions? ☐ Yes ☒ No    Not applicable.

        26(a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

        Not applicable.

        (b)   Date at which funds will be returned by escrow account if minimum proceeds are not raised:

        Will interest on proceeds during escrow period be paid to investors? ☐ Yes ☒ No.

        27.   Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

        Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

        The 925,000 outstanding shares of our common stock are "restricted securities" because of their issuance and sale in reliance upon the exemptions from registration provided under Regulation D under the Securities Act and under the Colorado Securities Act. As such, these shares of common may be sold only in a private placement, pursuant to Rule 144 under the Securities Act or pursuant to an effective registration statement. Rule 144 of the Securities Act provides, in essence, that holders of restricted securities may not sell such securities for a period of one year after the acquisition of the securities from us or an affiliate of ours. Thereafter, every three months, such holder may sell to a market maker or in ordinary brokerage transactions an amount equal to one percent of our then outstanding securities (or greater amounts based on our trading volume). Non-affiliates of Clinical Intelligence who hold restricted securities for a period of two years may sell their securities without regard to volume limitations or other restriction. Sales of these shares of common stock under Rule 144 may have a depressive effect on the market price of our common stock, should a public market develop for the stock. Transfers and resales of the shares of common stock will be subject, in addition to the federal securities laws, to the "Blue Sky" laws of each state in which the transfer or resale occurs.

        All of our outstanding shares are registered pursuant to this registration statement and may be sold without restriction upon effectiveness of this registration statement.

        If a secondary trading market develops in our common stock, the common stock is expected to come within the meaning of the term "penny stock" under 17 CFR 240.3a51-1 because the shares are issued by a small company; are low-priced (under five dollars); and are not traded on NASDAQ or on a national stock exchange. The Securities and Exchange Commission has established risk disclosure requirements for broker-dealers participating in penny stock transactions as a part of a system of disclosure and regulatory oversight for the operation of the penny stock market. The Securities Enforcement Remedies and Penny Stock Reform Act of 1990, as amended, requires additional disclosure, related to the market for penny stocks and for trades in any stock defined as a penny stock. Rule 15g-9 under the Securities Exchange Act of 1934, as amended, obligates a broker-dealer to satisfy special sales practice requirements that are described below. Prior to a transaction in a penny stock, the broker-dealer is required to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. Additionally, the broker-dealer must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. For so long as our common stock is considered penny stock, the penny stock regulations can be expected to have an adverse effect on the liquidity of the common stock in the secondary market, if any, that develops.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

        28.   If Clinical Intelligence has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

        Not applicable. We have not, since our inception on May 18, 2000, paid dividends, made distributions upon our stock or redeemed any securities.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29.	Chief Executive Officer and President:	Title: President
	Name: Robert Side	Age: 40
	Office Street Address: 3859 Lefran Road, RR#2 Cobble Hill, BC VOR 1LO, CANADA	Telephone No: 1-250-743-2331
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
1988—Present, Acquired Intelligence Inc., Director of Software Development
Education (degrees, schools, and dates):
M.Sc. Degree, University of Victoria, British Columbia 1990 B.Sc. Degree, University of Victoria, British Columbia 1985
Also a director of the Company Yes ☒ No ☐
Indicate amount of time to be spent on Clinical Intelligence matters if less than full time: 25%
30.	Chief Operating Officer:	Not applicable
31.	Chief Financial Officer:	Title: Treasurer
	Name: Gerald Trumbule	Age: 63
	Office Street Address: 1629 York St., Suite 101 Denver, CO 80206	Telephone Number: (303) 321-3001
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:
2003, Treasurer, Clinical Intelligence, Inc. 2002- Present, Secretary, Video Developments, Inc. 1998-2000, President, I-Tech, Inc.
Education (degrees, schools, and dates):
Physiological Psychology PhD—University of Pennsylvania, 1970 M.S. Experimental Psychology—University of Pennsylvania, 1966 B.S. Psychology—University of Maryland, 1965
Yes ☒ No ☐
Indicate amount of time to be spent on Clinical Intelligence matters if less than full time: 25%
32.	Other Key Personnel
	Chairman of the Board:	Title: Non-Executive Chairman
	Name: John Pither	Age: 73
	Office Street Address: Woodcourt, Trout Rise, Loudwater Rickmansworth, Herts WD3 4JS, UK	Telephone Number: 01-44-1923-774044

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
1990—Present Formed Sungift PLC—Mobility Products for direct Sales
Education (degrees, schools, and dates):
Thames Nautical Training College
Also a director of the Company Yes ☒ No ☐
Indicate amount of time to be spent on Clinical Intelligence matters if less than full time: 25%
Title: Corporate Secretary
Name: Edward H Hawkins	Age: 79
Office Street Address: 1629 York Street, Suite 102 Denver, Colorado 80206, USA	Telephone Number: 303-388-8586
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
1980-2002 RH Consulting, Inc., Corporate Secretary, Denver, Colorado Financial and Management Company 2002-Present, President and Chief Operating officer, EH Consulting, Denver, Colorado
Education (degrees, schools, and dates):

High School diploma, Osawatomi High School, Kansas 1942
Associate Degree, San Francisco Arts and Crafts, San Francisco, California, 1947
Continuing Education, Arapahoe Community College, Instructor, Screenwriting, 1979
Also a director of the Company Yes ☒ No ☐
Indicate amount of time to be spent on Clinical Intelligence matters if less than full time: 25%

DIRECTORS OF THE COMPANY

        33.   Number of directors: 4. If directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

        Not applicable.

        34.   Information concerning outside or other directors (i.e., those not described above):

        Not applicable. We currently have no outside directors, but we are in the process of finding independent directors to serve on our board.

        35(a) Have any of the officers or directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as Clinical Intelligence:

        ☒ Yes ☐ No    Robert Side, our President, has been and continues to be employed as the Software Director of Acquired Intelligence Inc.

        (b)   If any of the officers, directors or other key personnel have ever worked for or managed a company in the same business or industry as Clinical Intelligence or in a related business or industry, describe what precautions, if any (including the obtaining of releases or consents from prior employers), have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

  No precautions have been taken to preclude claims by prior employers for conversion of theft of trade secrets, know-how or other proprietary information.

        (c)   If Clinical Intelligence has never conducted operations or is otherwise in the development stage, indicate whether any of the officers or directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

        None of our officers or directors has ever managed any other company in the start-up or development stage.

        (d)   If any of Clinical Intelligence's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by Clinical Intelligence.

        Not applicable.

        (e)   If Clinical Intelligence has key man life insurance policies on any of its officers, directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to Clinical Intelligence and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

        Not applicable. We have no key man life insurance policy on our executive officers, directors and key employees.

        36.   If a petition under the Bankruptcy Act or any State insolvency law was filed by or against Clinical Intelligence or its officers, directors or other key personnel or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

        Not applicable.

Note: After reviewing the information concerning the background of Clinical Intelligence's officers, directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate Clinical Intelligence and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

        37.   Principal owners of Clinical Intelligence (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

        There are 3 shareholders who beneficially own ten percent or more of Clinical Intelligence's 925,000 outstanding shares of common stock. The following persons beneficially own ten percent or more of Clinical Intelligence's outstanding shares of common stock.

Shares of Common Stock	Average Price Per Share	No. of Shares Now Held		% of Total **	After offering if all Securities Sold
Edward H Hawkins 1629 York Street, Suite 102 Denver, Colorado 80206 (303) 388-8586 Investment Consultant	$0.00045	502,500		54.3%	0
Robert Side 3859 Lefran Road, RR#2 Cobble Hill, BC V0R 1LO Canada 303-388-8586 Software Developer	$0.026	112,500	*	12.2%	0
Cobra Enterprises Limited 54058 Athol St. Douglas Isle of Man LM1 1JD British Isles 303-388-8586 British Financial Capital Firm	$0.03	100,000		10.8%	0

*
5,000 shares of which are held by Mr. Side's wife, Wai Kwan Alice Hung.

**
Based upon 925,000 shares of our common stock issued and outstanding as of the date of this prospectus.

        There are no owners of ten percent or more of our preferred stock.

        38.   Number of shares beneficially owned by officers and directors as a group:

Before offering:	630,000 shares of common stock (68% of total outstanding)
After offering:	a)	Assuming minimum securities sold: N/A
	b)	Assuming maximum securities sold: 0 shares of common stock

(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

        39(a) If any of the officers, directors, key personnel or principal stockholders are related by blood or marriage, please describe.

        None of our executive officers, directors and key employees, are related by blood or marriage.

        (b)   If Clinical Intelligence has made loans to or is doing business with any of its officers, directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from Clinical Intelligence, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

        Mr. Side is currently the Director of Software Development for Acquired Intelligence and will continue in that capacity for the foreseeable future. Our business plan relies entirely on products and our license from Acquired Intelligence. The principal terms of this license are described on page 14. Other than our relationship with Mr. Side, we have not made loans to or done business with any officer, or any of their relatives (or any entity controlled directly or indirectly) since our inception on May 18, 2000, and have no plans to do so in the future.

        (c)   If any of Clinical Intelligence's officers, directors, key personnel or 20% stockholders has guaranteed or co-signed any of Clinical Intelligence's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

        Not applicable.

        40(a) List all remuneration by Clinical Intelligence to officers, directors and key personnel for the last fiscal year:

None of the officers, directors, or key personnel were paid any remuneration for the last fiscal year.

Name-Officer, Director and Key Employee	Cash	Other
John Pither, Chairman of the Board	None	None
Edward Hawkins, Secretary	None	None
Gerald Trumbule, Treasurer	None	None
Robert Side, President and Chief Executive Officer	None	None

        (b)   If remuneration is expected to change or has been unpaid in prior years, explain:

        We do not intend to pay the officers, directors and key employees, a salary or compensate them with other remuneration until we start generating revenue from operations, if ever. Accordingly, remuneration is not expected to change for the foreseeable future.

        (c)   If any employment agreements exist or are contemplated, describe:

        Not applicable. No employment agreements exist or are contemplated.

        41(a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: -0- shares (-0-% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

        Not applicable.

        (b)   Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: -0- shares.

        Not applicable. We have no existing stock purchase, option or similar plans.

        (c)   Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

        Our shareholders are not required to approve future stock purchase agreements, stock options, warrants or rights.

        42.   If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with Clinical Intelligence and not compete upon any termination:

        There are no arrangements made with the officers/directors to assure their continuing participation.

        Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel, directly or indirectly, is reasonable in view of the present stage of Clinical Intelligence's development.

LITIGATION

        43.   Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon Clinical Intelligence's business, financial condition, or operations, including any litigation or action involving Clinical Intelligence's officers, directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on Clinical Intelligence's business, financial condition, or operations.

        There is no past, pending or threatened litigation or administrative action, including any litigation or action involving our executive officers, directors and key employees, that has had or may have a material effect upon our business, financial condition or operations.

FEDERAL TAX ASPECTS

        44.   If Clinical Intelligence is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

        Not applicable. We are a "C" corporation under the Internal Revenue Code of 1986 and no such tax benefits are believed to exist.

  Name of tax advisor: not applicable
  Address: not applicable
  Telephone no.: not applicable

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

        45.   Describe any other material factors, either adverse or favorable, that will or could affect Clinical Intelligence or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Prospectus not misleading or incomplete.

        Not applicable.

FINANCIAL STATEMENTS

        46.   The audited Financial Statements of Clinical Intelligence, commence on page F-1 hereof.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

        47.   If Clinical Intelligence's financial statements show losses from operations, explain the causes underlying these losses and what steps Clinical Intelligence has taken or is taking to address these causes.

        The underlying cause of losses incurred in the past fiscal year are due substantially to start up costs without any revenues or earnings. We have incurred costs of obtaining our license from Acquired Intelligence without offsetting sales of ACQUIRE® and ACQUIRE®-SDK or of our training and support services. We intend to change our loss position by aggressive marketing of our licensed product, ACQUIRE® and ACQUIRE®-SDK, and development of our user training and support services.

        48.   Describe any trends in Clinical Intelligence's historical operating results. Indicate any changes now occurring in the underlying economics of the industry of Clinical Intelligence's business which, in the opinion of management, will have a significant impact (either favorable or adverse) upon Clinical Intelligence's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

        We are a development stage company with limited operating results from which to identify trends.

        We have not done extensive analysis of the artificial intelligence industry. We believe the industry has not yet gained the cohesiveness of other computer based industries, and trends in the industry are difficult to predict. We believe the trend in the artificial intelligence and computer industry is for expansion rather than contraction. The computer has long been used to store and correlate information in data banks and there are many computer programs which accommodate and enhance the installation and retrieval of stored information. Programs which utilize the technology of artificial intelligence can be determined to become more prolific in the future as the computer industry becomes more complex. These programs offer, to varying degrees, the ability to place vast amounts of information and knowledge into a computer program platform and upon request render various amounts of judgments and knowledge-based answers to posed questions. The management of the Company believes that the demand for these knowledge based programs will increase in the coming years and many programs will be adapted to many industries which find the need for knowledge storage and retrieval based upon artificial (non-human) interpretation and decisions. We believe that the business of writing computer programs based on platforms which will accommodate artificial intelligence will expand and grow.

        49.   If Clinical Intelligence sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: n/a%. What is the anticipated gross margin for next year of operations? Approximately n/a%. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

        We had no significant sales during the last fiscal year.

        50.   Foreign sales as a percent of total sales for last fiscal year: 63%.
Domestic sales as a percent of total domestic sales for last fiscal year: 37%

        Explain the nature of these sales, including any anticipated changes:

        We did not have any direct sales during the last fiscal year. As noted in greater detail above, during a transitional period, Acquired Intelligence is selling the software it has licensed to us on a commission basis. The sales of ACQUIRE® and ACQUIRE®-SDK software that occurred during the last fiscal year were accomplished by Acquired Intelligence.

CLINICAL INTELLIGENCE, INC.
(A DEVELOPMENT STAGE COMPANY)

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Clinical Intelligence, Inc. (A Development Stage Company)
Denver, Colorado

        We have audited the accompanying balance sheets of Clinical Intelligence, Inc. (A Development Stage Company) as of December 31, 2002 and 2001 and the related statements of operations, stockholders' equity (deficit) and cash flows for the years then ended and the cumulative period from May 18, 2000 (Inception) to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clinical Intelligence, Inc. as of December 31, 2002 and 2001 and the results of its operations and cash flows for the years then ended and the cumulative period from May 18, 2000 (Inception) to December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

                      Gordon, Hughes & Banks, LLP

August 29, 2003
Greenwood Village, Colorado

CLINICAL INTELLIGENCE, INC.
(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

JUNE 30, 2003 (unaudited), DECEMBER 31, 2002 AND 2001

	June 30, 2003	December 31, 2002	December 31, 2001
	(unaudited)
Assets
Current assets
Accounts receivable	$1,326	$4,561	$—
Cash	10,464	63	47

Total current assets	11,790	4,624	47

Intangible assets
Software license rights	7,135	7,135	—
Accumulated amortization	(1,585)	(396)	—

Intangible assets, net	5,550	6,739
Total assets	$17,340	$11,363	$47

Liabilities and Stockholders' Equity
Current liabilities
Accounts payable	$—	$10,000	$—
Total current liabilities	—	10,000	—

Stockholders' equity (deficit) (Note 2)
Preferred stock, $0.001 par value; 10,000,000 shares authorized; no shares issued or outstanding	—	—	—
Common stock, $0.001 par value; 100,000,000 shares authorized; 925,000, 502,500 and 500,000 issued and outstanding at June 30, 2003 (unaudited), December 31, 2002 and December 31, 2001, respectively	925	502	500
Additional paid-in capital	26,855	1,803	385
(Deficit) accumulated during development stage	(10,440)	(942)	(838)

Total stockholders' equity (deficit)	17,340	1,363	47

Total liabilities and stockholders' equity (deficit)	$17,340	$11,363	$47

CLINICAL INTELLIGENCE, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2003 AND 2002 (unaudited),
THE YEARS ENDED DECEMBER 31, 2002 AND 2001, AND
THE CUMULATIVE PERIOD MAY 18, 2000 (INCEPTION) TO JUNE 30 2003 (unaudited)

	Cumulative Period May 18, 2000 to June 30, 2003	6 Months Ended June 30, 2003	6 Months Ended June 30, 2002	Year Ended December 31, 2002	Year Ended December 31, 2001
	(unaudited)	(unaudited)	(unaudited)
Revenues	$6,007	$4,311	$—	$1,696	$—

Operating Expenses:
General and administrative	16,447	13,809	287	1,800	838

Total operating expenses	16,447	13,809	287	1,800	838

Net (loss) accumulated during development stage	$(10,440)	$(9,498)	$(287)	$(104)	$(838)

Net (loss) per common share
Basic and dilutive	$(0.03)	$(0.01)	$(0.00)	$(0.00)	$(0.00)

Weighted average number of shares	383,903	642,734	500,000	500,973	353,425

CLINICAL INTELLIGENCE, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF STOCKHOLDERS' EQUITY

JUNE 30, 2003 (unaudited), DECEMBER 31, 2002 AND 2001 AND THE CUMULATIVE
PERIOD MAY 18, 2000 (INCEPTION) TO JUNE 30, 2003 (unaudited)

	Common Stock $0.001 Par Value			Accumulated (Deficit) During the Development Stage
			Additional Paid-in Capital
	Shares	Amount			Total
Balances, May 18, 2000 (Inception)	—	$—	$—	$—	$—
Issuance of common stock for cash at $0.003 per share	500,000	500	(375)	—	125
Contributed services by officers	—	—	760	—	760
Net (loss)	—	—	—	(838)	(838)

Balances, December 31, 2001	500,000	500	385	(838)	47
Issuance of common stock for cash at $0.04 per share	2,500	2	98	—	100
Contributed services by officers	—	—	1,320	—	1,320
Net (loss)	—	—	—	(104)	(104)

Balances, December 31, 2002	502,500	502	1,803	(942)	1,363
Issuance of common stock for cash at $0.03 per share	422,500	423	19,932	—	20,355
Contributed services by officers	—	—	5,120	—	5,120
Net (loss) (unaudited)	—	—	—	(9,498)	(9,498)

Balances, June 30, 2003 (Unaudited)	925,000	$925	$26,855	$(10,440)	$17,340

CLINICAL INTELLIGENCE, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED June 30, 2003 and 2002 (unaudited), THE YEARS ENDED
DECEMBER 31, 2002, 2001 AND THE CUMULATIVE PERIOD May 18, 2000 to June 30, 2003 (unaudited)

	Cumulative Period May 18, 2000 (Inception) to June 30, 2003	6 Months Ended June 30, 2003	6 Months Ended June 30, 2002	Year Ended December 31, 2002	Year Ended December 31, 2001
	(unaudited)	(unaudited)	(unaudited)
Cash Flows from operating activities:
Net (Loss)	$(10,440)	$(9,498)	$(287)	$(104)	$(838)
Adjustments to reconcile net (loss) to cash provided (used) by operating activities:
Amortization Expense	1,585	1,189	—	396	—
Contribution of services by stockholders	7,200	5,120	240	1,320	760
Change in accounts payable	—	(10,000)	—	10,000	—
Change in accounts receivable	(1,326)	3,235	—	(4,561)	—

Net cash (used) provided by operating activities	(2,981)	(9,954)	(47)	7,057	(78)
Cash flows from investing activities:
Acquisition of software license rights	(7,135)	—	—	(7,135)	—

Net cash (used) by investing activities	(7,135)	—	—	(7,135)	—
Cash flows from financing activities:
Proceeds from the issuance of common stock	20,580	20,355	—	100	125

Net cash provided by financing activities	20,580	20,355	—	100	125

Net increase in cash	10,464	10,401	(47)	16	47
Cash, beginning of period	—	63	47	47	—

Cash, end of period	$10,464	$10,464	$—	$63	$47

Note 1—Nature of Business and Summary of Significant Accounting Policies

  Nature of Business and Organization

        Clinical Intelligence, Inc. (the "Company") was organized on May 18, 2000 (inception) as a corporation (operations began in 2001). On November 1, 2002, The Company acquired the license to market and sell the computer technology entitled "Acquire" from the licensor Acquired Intelligence Limited of Victoria, British Columbia. This license was formerly owned by EZ Natural Limited, which relinquished the rights, title, and interest to Clinical Intelligence, Inc. with concurrent approval of the licensor and the payment from Clinical Intelligence, Inc. to EZ Natural Limited in the amount of $10,000 less acquired receivables due EZ Natural Limited of $2,865. Acquire is a software package that allows individual consumers build expertise databases and avoid reliance on others with specific skill sets in this area. Acquired Intelligence, Inc. will continue to market the product until Clinical Intelligence, Inc. is operationally able to perform that role. In the meantime, Acquired Intelligence, Inc. will complete sales transactions, collect the monies and remit sales reports and monies to Clinical Intelligence, Inc. Acquired Intelligence, Inc. has initiated sales of the product on behalf of the Company in several countries including the United States, Turkey, Canada and Israel.

  Development Stage

        For the period May 18, 2000 (Inception) to June 30, 2003, the Company has been in the development stage. The Company's activities since inception have consisted of developing and refining its business plan, raising capital, securing the rights to the "Acquire" license, and initial business plan implementation.

        The Company has been dependent on the continued financial support of its founders and other investors from the sale of common stock and the contributions of services from management. The Company must obtain additional financing or equity capital in order to continue to develop and implement its business plan and objectives. If financing or equity capital is not received, the continuing operations of the Company may be limited.

  Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

  Cash and Cash Equivalents

        The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash and cash equivalents. Cash and cash equivalents are carried at cost, which approximates fair value plus accrued interest.

  Property and Equipment and Depreciation

        Depreciation of property and equipment is provided on assets over their estimated useful lives using the straight-line method. To date, the Company has purchased no property and equipment.

  Revenue Recognition

        The Company's revenue recognition policies comply with American Institute of Certified Public Accountants ("AICPA") Statements of Position ("SOP") 97-2 and 98-4, "Software Revenue Recognition". These statements provide criteria to be met in order for revenue to be recognized. The Company recognizes revenues from the sale of software products when it can be determined that persuasive evidence of an arrangement exists, delivery has occurred, the vendor's fee is fixed or determinable and collectibility is probable. To date, this has occurred when Acquired Intelligence, Inc. collects monies from clients and sends sales reports and remits monies due to the Company. As of December 31, 2002 and 2001, the Company had recognized revenues of $1,696 and $0.1 respectively, in conjunction with the agreement with Acquired Intelligence, Inc. Subsequent to December 31, 2002 and in the six-months period ended June 30, 2003 (unaudited), the Company recognized revenues totaling $4,311. The Company has recorded revenues to date net of commissions and other fees that Acquired Intelligence, Inc. has charged the Company as Acquired Intelligence, Inc. has acted on behalf of the Company in an agency relationship. To date, no training or customized development services have been provided. Those services are to be negotiated on a separate basis and recorded as revenue when such services are performed by the Company or its agent.

  Fair Value of Financial Instruments

        The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. Significant differences can arise between the fair value and carrying amount of financial instruments that are recognized at historical cost amounts. The carrying value of the Company's financial instruments approximates fair value, the most significant of which at December 31, 2002, December 31, 2001, June 30, 2003 (unaudited) and 2002 (unaudited), respectively, is cash.

  Concentration of Credit Risk and Financial Instruments

        Statement of Financial Accounting Standards ("SFAS") No. 105, "Disclosure of Information About Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk", requires disclosure of significant concentrations of credit risk regardless of the degree of such risk. Financial instruments with significant credit risk include cash. The Company transacts its business with one financial institution. The amount on deposit in the financial institution does not exceed the $100,000 federally insured limit at December 31, 2002 or December 31, 2001 and June 30, 2003 or 2002 (unaudited).

  Organization Costs

        The Company accounts for organization costs under the provisions of Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" which requires that all organization costs be expensed as incurred.

  Capital Structure

        The Company utilizes SFAS No. 129, "Disclosure of Information about Capital Structure", which requires companies to disclose all relevant information regarding their capital structure.

  Earnings Per Share

        SFAS No. 128, "Earnings Per Share," requires two presentations of earnings per share—"basic" and "diluted." Basic income (loss) per common share is computed using the weighted average number of shares of common stock outstanding during the period. Diluted income per common share is computed using the weighted average number of shares of common stock outstanding, adjusted for the dilutive effect of potential common shares consisting of common stock options and warrants and contingently issuable shares of common stock. Potential common shares outstanding are calculated using the treasury stock method. In the case of a net (loss), the dilutive calculation is equivalent to the basic earnings per share since including additional potential shares outstanding would be anti-dilutive.

There are no stock options, warrants or contingently issuable shares of common stock outstanding at December 31, 2002 and 2001, or June 30, 2003 and 2002 (unaudited).

  Income Taxes

        The Company accounts for deferred income taxes in accordance with the liability method as required by SFAS No.109, "Accounting for Income Taxes." Deferred income taxes are recognized for the tax consequences in future years for differences between the tax basis of assets and liabilities and their financial reporting amounts at the end of each period, based on enacted laws and statutory rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets and liabilities. Any liability for actual taxes to taxing authorities is recorded as income tax liability.

  Comprehensive Income

        SFAS No. 130, "Reporting Comprehensive Income" requires the presentation and disclosure of all changes in equity from non-owner sources as "Comprehensive Income". The Company had no items of comprehensive income in the periods from the date of inception through December 31, 2002, December 31, 2001, June 30, 2003 (unaudited) and June 30, 2002 (unaudited), respectively.

  Disclosure about Segments of an Enterprise and Related Information

        SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") replaces the industry segment approach under previously issued pronouncements with the management approach. The management approach designates the internal organization that is used by management for allocating resources and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas and major customers. At present, the Company only operates in one segment.

  Software and Website Costs

        The Company utilizes the American Institute of Certified Public Accountants Statement of Position ("SOP") 98-1 "Accounting for Costs of Computer Software Developed or Obtained for Internal Use," and the Financial Accounting Standards Board's Emerging Issues Task Force ("EITF") 00-2 "Accounting for Web Site Development Costs," to account for certain software and web site development costs. In accordance with SOP 98-1 and EITF 00-2, the Company expenses software and web site costs incurred in the planning, conceptualization, performance standards development and technology selection stages. Thereafter, the Company capitalizes direct internal and third party labor costs plus hardware and software costs involved in software and initial site application development. Costs of maintenance, training and normal software and web site updates are expensed as incurred. The capitalized costs of the software and web site are subject to impairment evaluation in accordance with SFAS No. 144. Software and web site costs will be amortized over their useful lives on a straight-line basis once the products or websites are fully operational. As of December 31, 2002, the Company has acquired the rights to a software license for a total external cost basis of $7,135 (10,000 paid less receivables acquired from the seller). The cost of the software is being amortized over its useful life of three years. For the years ended December 31, 2002 and 2001 and the six-months ended June 30, 2003 and 2002 (unaudited), the Company incurred amortization expense totaling $396, $0, $1,189 and $0, respectively.

  Long-Lived Assets

        For its long-lived assets, the Company complies with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The Company's primary long-lived asset is its acquired software license, which is being amortized over a period of three years and as of December 31, 2002 and June 30, 2003 (unaudited), no evidence of impairment exists.

  Unaudited Information

        The balance sheet as of June 30, 2003 and the statements of operations and cash flows for the six-month periods ended June 30, 2003 and 2002 and the cumulative period through June 30, 2003 were taken from the Company's books and records without audit. However, in the opinion of management, such information includes all adjustments, which are necessary to properly reflect the Company's financial position as of June 30, 2003 and results of operations and cash flows for the six months ended June 30, 2003 and 2002 and the cumulative period through June 30, 2003, respectively. The results of operations for the interim periods presented are not necessarily indicative of those expected for the full fiscal years.

  Recent Accounting Pronouncements

        In July 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, that amended various prior pronouncements and has no effect on the Company's financial statements.

        SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," was issued in October 2002 and establishes revised accounting rules recording a liability for costs associated with an exit or disposal activity when such liability has occurred rather than when a company has committed itself to the exit or disposal activity. SFAS No. 146 is effective December 31, 2002 and is not expected to have an effect on the Company's financial position or results of operations.

        SFAS No. 147, "Acquisitions of Certain Financial Institutions," was issued December 2002 and is not expected to apply to the Company's current or planned activities.

        In December 2002, the FASB approved SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has implemented SFAS No. 148. The Company will continue to account for stock based compensation using the methods detailed in the stock-based compensation accounting policy.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends certain portions of SFAS No. 133 and is effective for all contracts entered into or modified after June 30, 2003 on a prospective basis. SFAS No. 149 is not expected to have a material effect on the results of operations or financial position of the Company because the Company currently has no derivatives or hedging contracts.

        In June 2003, the FASB approved SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 is not expected to have a material effect on the Company's operations or financial position.

Note 2—Stockholders' Equity

        Since inception, the Company has issued 925,000 shares of par value $.001 common stock in exchange for $20,580. To date, no dividends have been declared.

        Since the Company's inception, the President and the Secretary of the Company and other at-will employees have contributed services valued at $7,200. All are stockholders of the Company. The costs were expensed as compensation and included as general and administrative costs on the statements of operations.

        The Company has authorized the issuance of 10,000,000 $0.001 par value shares of preferred stock. The preferred shareholders have voting rights the same as the common shareholders. To date, no shares of preferred stock have been issued or are outstanding.

Note 3—Income Taxes

        There is no current income tax expense for the period from May 18, 2000 (Inception) to June 30, 2003 (unaudited) due to net losses from operations incurred by the Company.

        Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. Deferred income tax assets are recorded to reflect the tax consequences in future years of income tax carry-forward benefits, reduced by benefit amounts not expected to be realized by the Company.

        The net deferred tax asset is comprised of the following at December 31, 2002, 2001 and June 30, 2003 (unaudited):

	June 30, 2003	December 31, 2002	December 31, 2002
	(unaudited)	(unaudited)
Net operating loss benefit carry forward	$3,229	$35	$285
Valuation allowance for deferred tax asset	(3,229)	(35)	(285)

Net deferred tax asset	$—	$—	$—

        As of December 31, 2002 and 2001, and June 30, 2003 and 2002 (unaudited), the Company had operating loss carry forwards of $104 and $838, and $9,498 and $287, respectively. The operating loss carryforward expires in 2022.

Note 4—Related Party Transaction

        The President of the Company is also the Director of Software Development for Acquired Intelligence, Inc., the entity from whom the Company is licensing the "Aquire" software products and the entity which is currently selling the related software products on behalf of the Company.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1. Indemnification Of Directors And Officers

        The Company's Certificate of Incorporation provides that the Company shall, to the fullest extent permitted by Section 145 of the Delaware General Corporate Law ("DGCL"), as amended from time to time, indemnify its officers and directors.

        Section 145 of the DGCL provides for the indemnification of the directors, officers, employees or agents of a corporation as follows:

        (a)   A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

        (b)   A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        (c)   To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

        (d)   Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

        (e)   Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

        (f)    The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

        (g)   A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

        (h)   For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

        (i)    For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the interests of the corporation" as referred to in this section.

        (j)    The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

        (k)   The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

        Clinical Intelligence's Certificate of Incorporation also contains a provision which limits, to the fullest extent permitted by the DGCL, director liability for monetary damages for breaches of the fiduciary duty of care or any other duty as a director.

Item 2. Other Expenses of Issuance and Distribution.

        The following is an itemized statement of the expenses incurred in connection with this registration statement and the issuance and distribution of the shares of common stock being registered under this registration statement. All such expenses will be paid by Clinical Intelligence

Legal fees and expenses	$15,000
Accounting fees and expense	$5,000
Blue sky fees and expenses
Transfer agent fees and expenses
Printing, electronic filing and engraving expenses
Miscellaneous expense
TOTAL

All of the above items are estimates.

Item 3. Undertakings.

        (a)   The undersigned small business issuer will:

          (1)   File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

              (i)  Include any prospectus required by section 10(a)(3) of the Securities Act;

             (ii)  Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

            (iii)  Include any additional or changed material information on the plan of distribution.

          (2)   For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

          (3)   File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 4. Unregistered Securities Issued or Sold Within One Year.

        Since, May 18, 2000, the date of our inception, we have sold securities in transactions summarized as follows.

        During the period from May 18, 2000 through March 31, 2003, we issued and sold an aggregate of 925,000 shares of common stock to a total of forty two persons, including our directors and officers, for cash consideration totaling $20,580

        With respect to these sales, we relied upon the exemption from registration with the U.S. Securities and Exchange Commission provided under the Securities Act and Regulation D promulgated thereunder, and exemptions provided under the Colorado Securities Act. No underwriter was employed in connection with the offering and sale of the shares. The facts relied upon by us to make the Federal exemption available include, among others, the following:

  •
  The aggregate offering price for the offering of the shares of common stock did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering;

  •
  No general solicitation or advertising was conducted by Clinical Intelligence in connection with the offering of any of the shares;

  •
  Each investor was an accredited investor as defined in Rule 501 of Regulation D, and had access to information enabling them to evaluate the merits and risks of an investment in Clinical Intelligence; and

  •
  The fact that we have not been since our inception (a) subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934; (b) an "investment company" within the meaning of the Investment Company Act of 1940; or (c) a development stage company that either has no specific business plan or purpose or has indicated that our business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

Item 5. Index to Exhibits

        The following Exhibits are filed as part of this Registration Statement on Form SB-1.

Item Number	Description
(2.1)	Certificate of Incorporation of Clinical Intelligence, filed July 24, 2003
(2.2)	Bylaws of Clinical Intelligence, Inc.
(3.1)	Certificate of Incorporation (included in exhibit 2.1)
(3.2)	Bylaws (included in exhibit 2.2)
(3.3)	Form of stock certificate*
(6.1)	License Agreement
(6.2)	Amendment to License Agreement
(10.1)	Consent of attorney
(10.2)	Consent of independent auditors

Item 6. Description of Exhibits

        The following Exhibits are filed as part of this Registration Statement on Form SB-1.

Item Number	Description
(2.1)	Certificate of Incorporation of Clinical Intelligence, filed July 24, 2003
(2.2)	Bylaws of Clinical Intelligence, Inc.
(3.1)	Certificate of Incorporation (included in exhibit 2.1)
(3.2)	Bylaws (included in exhibit 2.2)
(3.3)	Form of stock certificate*
(6)	License Agreement, as amended
(6.2)	Amendment to License Agreement
(10.1)	Consent of attorney
(10.2)	Consent of independent auditors

*
To be filed by amendment.

SIGNATURES

        In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-1 and authorizes this registration statement to be signed on its behalf by the undersigned, in the City of Denver, State of Colorado, on October 31, 2003.

CLINICAL INTELLIGENCE, INC. (Registrant)
By:	/s/ ROBERT SIDE (Principal Executive Officer)

        In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following person in the capacities and on the dates stated.

Date:	October 31, 2003	/s/ ROBERT SIDE
(Principal Executive Officer)
Date:	October 31, 2003	/s/ GERALD H. TRUMBULE
(Principal Financial and Accounting Officer)
Date:	October 31, 2003	/s/ EDWARD H. HAWKINS
Date:	October 31, 2003	/s/ JOHN PITHER

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PART I—Narrative Information Required in Prospectus
  Item 2. Significant Parties.
  Item 3. Relationship with Issuer of Experts Named in Registration Statement.
  Item 4. Selling Security Holders.
  Item 5. Changes in and Disagreements with Accountants.
  Item 6. Disclosure of Commission Position on Indemnification for Securities Act Liabilities.
TABLE OF CONTENTS
THE COMPANY
RISK FACTORS
BUSINESS AND PROPERTIES
OFFERING PRICE FACTORS
USE OF PROCEEDS
CAPITALIZATION
DESCRIPTION OF SECURITIES
PLAN OF DISTRIBUTION
DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS
OFFICERS AND KEY PERSONNEL OF THE COMPANY
DIRECTORS OF THE COMPANY
PRINCIPAL STOCKHOLDERS
MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION
LITIGATION
FEDERAL TAX ASPECTS
MISCELLANEOUS FACTORS
FINANCIAL STATEMENTS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS
INDEX TO FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT
CLINICAL INTELLIGENCE, INC. (A DEVELOPMENT STAGE COMPANY) BALANCE SHEETS JUNE 30, 2003 (unaudited), DECEMBER 31, 2002 AND 2001
CLINICAL INTELLIGENCE, INC. (A DEVELOPMENT STAGE COMPANY) STATEMENTS OF OPERATIONS SIX MONTHS ENDED JUNE 30, 2003 AND 2002 (unaudited), THE YEARS ENDED DECEMBER 31, 2002 AND 2001, AND THE CUMULATIVE PERIOD MAY 18, 2000 (INCEPTION) TO JUNE 30 2003 (unaudited)
CLINICAL INTELLIGENCE, INC. (A DEVELOPMENT STAGE COMPANY)
CLINICAL INTELLIGENCE, INC. (A DEVELOPMENT STAGE COMPANY)
PART II—INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 1. Indemnification Of Directors And Officers
  Item 2. Other Expenses of Issuance and Distribution.
  Item 3. Undertakings.
  Item 4. Unregistered Securities Issued or Sold Within One Year.
  Item 5. Index to Exhibits
  Item 6. Description of Exhibits
SIGNATURES